4301, Inc.
19800 MacArthur Blvd.
Irvine, CA 92612

July 25, 2008

Securities Exchange Commission
Kevin Vaughn
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	4301, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-51877

Dear Mr. Vaughn:

We represent 4301, Inc. (the “Company”).  We are in receipt of your letter dated July 17, 2008 regarding the above referenced filing and the following is our response:

Internal Control over Financial Reporting

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response:  The management has performed its assessment of internal control over financial reporting as of December 31, 2007.  We have amended Item 8A on the Form 10-KSB for the year ended December 31, 2007 to include management’s assessment of internal control over financial reporting.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

4301, Inc.

By:   /s/ Yusuke Matsuo
    Yusuke Matsuo